EXHIBIT 99.1

TOP Ships Announces Delivery of Third Newbuilding Vessel

ATHENS, Greece, July 22, 2015 (GLOBE NEWSWIRE) -- TOP Ships Inc. (Nasdaq:TOPS) ("Top Ships" or the "Company"), an international owner and operator of modern, fuel efficient "ECO" MR tanker vessels focusing on the transportation of petroleum products, announced today that it has taken delivery of the M/T Ecofleet, a 39,000 dwt fuel efficient "ECO" MR product tanker, the third of six vessels under construction in the Company's fleet. The company also announced that the M/T Ecofleet has commenced its time charter employment with BP Shipping Limited.

The remaining three vessels are scheduled for delivery between the first and the third quarter of 2016.

Evangelos Pistiolis, President and CEO of Top Ships, stated, "The newbuilding ECO MR product tanker platform which was formed a little over a year ago is continuing to build up its size and cash flow and in almost a year from today our fleet will be double with 6 vessels in the water. Our business strategy continues to be focused on further expanding our fleet."

About TOP Ships Inc.

TOP Ships Inc. is an international owner and operator of modern, fuel efficient "ECO" MR tanker vessels focusing on the transportation of petroleum products.

For more information about TOP Ships Inc., visit its website: www.topships.org.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect" "pending" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, failure of a seller to deliver one or more vessels or of a buyer to accept delivery of one or more vessels, inability to procure acquisition financing, default by one or more charterers of our ships, changes in the demand for crude oil and petroleum products, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

CONTACT: Alexandros Tsirikos
         Chief Financial Officer
         Tel: +30 210 8128180
         Email: atsirikos@topships.org